Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 26, 2008
Relating to two Preliminary Prospectus Supplements
Dated June 24, 2008 filed pursuant to Rule 424(b)
Registration No. 333-151885
Evergreen Solar, Inc.
Concurrent Offerings of
$325,000,000
aggregate principal amount of
4% Senior Convertible Notes due 2013
(the “Notes Offering”)
and
30,856,538 Shares of Borrowed Common Stock
(the “Borrowed Common Stock Offering”)
This free writing prospectus relates only to the Notes Offering of 4% Senior Convertible Notes due 2013 (the “Notes”) of Evergreen Solar, Inc. (the “Issuer”) and the Borrowed Common Stock Offering of up to 30,856,538 shares of the Issuer’s common stock, par value $0.01 per share, and should be read together with (1) the prospectus supplement, dated June 24, 2008, relating to the Notes Offering (the “Notes Prospectus Supplement”), and the accompanying prospectus, dated June 24, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Prospectus Supplement, and (2) the prospectus supplement, dated June 24, 2008, relating to the Borrowed Common Stock Offering (the “Borrowed Common Stock Prospectus Supplement”), and the accompanying Base Prospectus, including the documents incorporated by reference in the Borrowed Common Stock Prospectus Supplement.
Terms used but not defined herein shall have the meanings ascribed to such terms in the Notes Prospectus Supplement and the Borrowed Common Stock Prospectus Supplement.

Issuer:	Evergreen Solar, Inc.

Common Stock Trading:	Nasdaq: ESLR

The Notes Offering

Title of Securities:	4% Senior Convertible Notes due 2013

Aggregate Principal Amount:	$325,000,000

Underwriters’ Option to Purchase Additional Notes:	Up to $48,750,000

Issue Price:	100%

Maturity:	July 15, 2013, unless earlier converted or repurchased

Annual Interest Rate:	4%

Interest Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2009

Closing Price of Common Stock on Pricing Date:	$10.83 per share

Initial Borrowed Common Stock Offering Price:	$9.50 per share

Conversion Premium over the Initial Borrowed Common Stock Offering Price:	27.50%

Conversion Price:	$12.1125 per share, subject to adjustment as described in the “Description of the Notes” section of the Notes Prospectus Supplement.

Conversion Rate:	82.5593 shares of common stock per $1,000 principal amount of Notes, subject to adjustment as described in the “Description of the Notes” section of the Notes Prospectus Supplement.

Increase to Conversion Rate upon Certain Types of Fundamental Changes:	If and only to the extent holders elect to convert their Notes in connection with a “non-stock change of control” the Issuer will increase the conversion rate. The extent of the increase will be determined by reference to the table below based on the date on which such non-stock change of control is effective and the price paid or deemed paid per share in such non-stock change of control (subject to adjustment as described in the “Description of the Notes” section of the Notes Prospectus Supplement).

Common Stock Price
Adjustment Date	$40.00	$9.50	$12.11	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50
July 2, 2008	22.7038	15.0080	10.4668	8.1037	6.5096	5.3736	4.5275	3.8758	3.3596	2.9406	2.5943	2.3030	2.0549
July 15,2009	22.7038	13.8718	9.3395	7.0794	5.6060	4.5851	3.8417	3.2738	2.8309	2.4760	2.1837	1.9387	1.7307
July 15,2010	22.7038	12.6714	8.0724	5.9173	4.5839	3.7003	3.0757	2.6136	2.2571	1.9730	1.7405	1.5485	1.3849
July 15,2011	22.7038	11.1565	6.4226	4.4244	3.2979	2.6057	2.1469	1.8213	1.5768	1.3846	1.2280	1.0970	0.9851
July 15,2012	22.7038	8.7167	3.9084	2.3183	1.6053	1.2434	1.0302	0.8861	0.7783	0.6921	0.6204	0.5591	0.5058
July 15,2013	22.7038	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact common stock price and adjustment date may not be set forth on the table, in which case, if the common stock price is between two common stock price amounts on the table or the adjustment date is between two adjustment dates on the table, the number that the conversion rate for the Notes will be increased will be determined by straight-line interpolation between the number that the conversion rate for the Notes will be increased set forth for the higher and lower common stock price amounts and the earlier and later adjustment dates, as applicable, based on a 360-day year. If the common stock price is:
•	in excess of $40.00 per share of common stock (subject to adjustment as described in the “Description of the Notes” section of the Notes Prospectus Supplement), the conversion rate will not be increased; and

•	less than $9.50 per share of common stock (subject to adjustment as described in the “Description of the Notes” section of the Notes Prospectus Supplement), the conversion rate will not be increased.
Notwithstanding the foregoing, in no event will the conversion rate exceed 105.2631shares of common stock per $1,000 principal amount of the Notes, subject to adjustment on account of an adjustment to the conversion rate in the manner described in the “Description of the Notes” section of the Notes Prospectus Supplement.

Net Proceeds (estimated):	The net proceeds from the Notes Offering, after deducting underwriters’ discounts, and the estimated expenses of the Transactions, including the up-front cost of the capped call transaction and the expenses related to the Borrowed Common Stock Offering, will be approximately $280.1 million (or approximately $322.6 million if the underwriters exercise their option to purchase additional Notes in full (assuming the Issuer increases the notional size of the capped call transaction)).

Capitalization:	The Capitalization table is attached as Annex A hereto.

Interest Expense:	After giving effect to the Transactions as if they had occurred on January 1, 2007, the Issuer would have had interest expense of $16.4 million for the fiscal year ended December 31, 2007 and interest expense of $3.6 million for the three months ended March 29, 2008.

Underwriting Discounts and Commissions per Note:	$22.50

Notes CUSIP:	30033RAC2

Notes ISIN:	US30033RAC25

Pricing Date:	June 26, 2008

Settlement Date:	Expected to be July 2, 2008

Sole Book-Running Manager:	Lehman Brothers Inc.

Co-Managers:	Deutsche Bank Securities Inc. and Piper Jaffray & Co.

The Capped Call Transaction

Cap Price in Capped Call Transaction:	$19.00, which is 100% higher than the Initial Borrowed Common Stock Offering Price
The Borrowed Common Stock Offering

Number of Shares of Borrowed Common Stock Offered Pursuant to the Borrowed Common Stock Prospectus Supplement:	Up to 30,856,538 shares of borrowed common stock

Number of Shares of Borrowed Common Stock Offered by the Common Stock Borrower at the Initial Borrowed Common Stock Offering Price:	18,184,511 shares of borrowed common stock

Pricing Date:	June 26, 2008

Settlement Date:	Expected to be July 2, 2008

Sole Book-Running Manager:	Lehman Brothers Inc.
The Issuer has filed a registration statement (including the Base Prospectus) with the Securities and Exchange Commission (the “SEC”) for the Notes Offering and the Borrowed Common Stock Offering to which this communication relates. Before you invest, you should read the Notes Prospectus Supplement and/or the Borrowed Common Stock Prospectus Supplement, as applicable, and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Borrowed Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus supplement and the Base Prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

ANNEX A
CAPITALIZATION
The following table sets forth the Issuer’s cash, cash equivalents and marketable securities and the Issuer’s capitalization as of March 29, 2008:
•	on an actual basis; and

•	on an as adjusted basis to give effect to the Transactions and the amendment to the Issuer’s certificate of incorporation approved at the annual meeting of the Issuer’s stockholders on June 18, 2008, as if the each had occurred on March 29, 2008.
This table should be read in conjunction with “Use of Proceeds” in the Notes Prospectus Supplement and the Borrowed Common Stock Prospectus Supplement and the Issuer’s consolidated financial statements and the accompanying notes which are incorporated by reference into the Notes Prospectus Supplement and the Borrowed Common Stock Prospectus Supplement.

	As of March 29, 2008
	Actual	As Adjusted
	(Dollars in thousands, except par
	value)
Cash, cash equivalents and marketable securities	$165,603	$445,684
Restricted cash(1)	41,000	41,000

Working capital facility(2)	—	—
Notes offered	—	325,000
Convertible subordinated notes(3)	90,000	90,000
Total long-term debt(4)	$90,000	$415,000

Stockholders’ equity:
Common stock, $0.01 par value, 150,000,000 shares authorized, 121,387,955 issued and outstanding, actual; 250,000,000 shares authorized 152,244,493 issued and outstanding, as adjusted(5)	1,214	1,523
Preferred stock, $0.01 par value, 27,227,668 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	683,480	628,032
Accumulated deficit	(136,305)	(136,305)
Accumulated other comprehensive income(6)	11,034	11,034

Total stockholders’ equity	559,423	504,284

Total capitalization	$649,423	$940,041

(1)	On April 30, 2007, the Issuer, Q-Cells and REC entered into a guarantee and undertaking agreement in connection with EverQ entering into a loan agreement with a syndicate of lenders led by Deutsche Bank AG. In connection with the Issuer’s obligations under the guarantee and undertaking agreement, the Issuer had $41.0 million on deposit with Deutsche Bank AG as of March 29, 2008 related to this loan commitment. Half of the restricted cash was released by Deutsche Bank AG during May, 2008. Upon reaching certain milestones, which the Issuer expects EverQ to achieve during the second half of 2008, the guarantee will be cancelled and the remainder of the restricted cash is expected to be released. See the Notes Prospectus Supplement under the caption “Description of Other Material Indebtedness—EverQ GmbH Debt Guarantee.”

(2)	On April 6, 2007, the Issuer entered into a loan and security agreement with Silicon Valley Bank for a working capital facility that provides for a $25.0 million secured revolving line of credit. Pursuant to a waiver agreement, the maturity date has been extended to July 4, 2008. On June 23, 2008, the Issuer executed a term sheet with Silicon Valley Bank setting forth the terms of a new $40.0 million working capital facility, which the Issuer expects to close in August 2008. The terms for the new working capital facility are expected to be substantially similar to the terms of the Issuer’s current working capital facility. See the Notes Prospectus Supplement under the caption “Description of Other Material Indebtedness — Working Capital Facility.”

(3)	On June 29, 2005, the Issuer issued $90.0 million of 4.375% convertible subordinated notes due July 1, 2012. See the Notes Prospectus Supplement under the caption “Description of Other Material Indebtedness — Convertible Subordinated Notes.”

(4)	Excludes liabilities of approximately $20.8 million, which is the present value of certain future obligations with respect to the capped call transaction, in addition to the up-front cost of the capped call transaction (approximately $34.39 million, assuming no exercise of the underwriters’ option to purchase additional Notes).

(5)	At the annual meeting of the Issuer’s stockholders on June 18, 2008, the Issuer’s stockholders approved an amendment to the Issuer’s certificate of incorporation to increase the number of shares of the Issuer’s Common Stock authorized for issuance from 150,000,000 to 250,000,000. This amendment became effective on June 19, 2008.

(6)	Comprehensive income consists of unrealized gains and losses on available-for-sale securities and cumulative foreign currency translation adjustments.